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                                                     Filed by World Access, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                            Subject Companies: STAR Telecommunications, Inc. and
                                         Communication TeleSystems International
                                               d/b/a WorldxChange Communications
                              Form S-4 Registration Statement File No. 333-37750

                                                                     TelDaFax AG
                              Form S-4 Registration Statement File No. 333-44864



                              [WORLD ACCESS LOGO]


                 WORLD ACCESS RECEIVES SEC CLEARANCE FOR STAR,
                   WORLDXCHANGE AND TELDAFAX PROXY STATEMENTS

                    Shareholder Meetings Set For December 14

              WorldxChange Will Be Treated As A Services Contract


         Atlanta, Georgia -- November 15, 2000 -- WORLD ACCESS, INC. (NASDAQ:
WAXS) announced today that the SEC has cleared the Company's proxy statements regarding the acquisitions of STAR Telecommunications, Inc. (NASDAQ: STRX), WorldxChange Communications and TelDaFax AG (EASDAQ: TFXG). The World Access shareholder votes for these three transactions are scheduled for December 14, 2000 at two separate Company meetings to be held in Atlanta, Georgia. Assuming favorable shareholder votes, World Access expects to close the transactions shortly thereafter.

         John D. Phillips, Chairman and Chief Executive Officer, said, "Now that we have cleared the SEC process, we are moving quickly toward concluding these transactions and integrating these businesses. The acquisitions of STAR, WorldxChange and TelDaFax represent an important step toward our objective of being a major provider of long distance services to the European SME marketplace."

         Separately, World Access has now determined not to consolidate WorldxChange's financial results until the acquisition is completed. For the intervening period, World Access will account for WorldxChange as a services contract, and World Access' results for the third quarter will be reported on that basis.

ABOUT WORLD ACCESS

         World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including Facilicom International, which operates a Pan-European long distance network and carries traffic for approximately 200 carrier customers, and NETnet, with retail sales operations in 9 European countries. NETnet's services include long distance, internet access and mobile services. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

THIS PRESS RELEASE MAY CONTAIN FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE RISKS INCLUDE: POTENTIAL INABILITY TO IDENTIFY, COMPLETE AND INTEGRATE ACQUISITIONS; DIFFICULTIES IN EXPANDING INTO NEW BUSINESS ACTIVITIES; DELAYS IN NEW SERVICE OFFERINGS; THE POTENTIAL TERMINATION OF CERTAIN SERVICE AGREEMENTS OR THE INABILITY TO ENTER INTO ADDITIONAL SERVICE AGREEMENTS; AND OTHER RISKS DESCRIBED IN THE COMPANY'S SEC FILINGS, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AS AMENDED, THE COMPANY'S QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2000 AND JUNE 30, 2000, AS AMENDED, AND THE COMPANY'S REGISTRATION STATEMENTS ON FORMS S-3 (NO. 333-79097) AND S-4 (NO. 333-37750 AND 333-44864), ALL OF WHICH ARE INCORPORATED BY REFERENCE INTO THIS PRESS RELEASE.

         World Access and STAR have filed a joint proxy statement/prospectus and other relevant documents concerning the Star merger and the WorldxChange merger with the United States SEC. Additionally, World Access has filed a proxy statement/prospectus and other relevant documents concerning the TelDaFax transactions with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

         Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, GA, 30326, or by telephone request to 404-231-2025. Documents filed by STAR can be obtained by writing to Investor Relations, STAR Telecommunications, Inc., 223 East De La Guerra Street, Santa Barbara, CA, 93101, or by telephone request at 805-899-1962.

         The participants, as defined in Instruction 3 to Item 4 of Schedule 14(A) in the solicitation of proxies from the World Access stockholders for the approval of the transactions include World Access and Walter J. Burmeister, Kirby J. Campbell, Brian Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders,
Dru A. Sedwick, and Lawrence C. Tucker, each a director of World Access. Please see World Access' Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000, for a description of the World Access security holdings of each of the World Access directors.


      WORLD ACCESS CONTACT:      MICHELE WOLF
      (404-231-2025)             V.P. OF INVESTOR RELATIONS
      http://www.waxs.com